EXHIBIT (f)(iv)

Queensland Commission of Audit – Final Report February 2013 – Executive Summary

Queensland Commission of Audit

Final Report—February 2013

Executive Summary

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Queensland Commission of Audit

Final Report—February 2013

EXECUTIVE SUMMARY

Executive Summary

February 2013 Queensland Commission of Audit—Final Report 1

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Executive Summary

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EXECUTIVE SUMMARY

FISCAL REPAIR STRATEGY

The Commission’s June 2012 Interim Report recommended a two-stage strategy of fiscal repair to restore Queensland to financial strength:

_ first, to arrest the deterioration in the State’s financial position and stabilise the position

_ second, to pay down debt to restore Queensland’s financial strength and regain its AAA credit rating.

Stage 1 of the task of fiscal repair has been addressed by the Queensland

Government in its 2012-13 Budget, which outlined a plan to achieve $5.5 billion in savings over the next three years. It is budgeting for a fiscal surplus in 2014-15,

consistent with the Commission’s recommendations.

Stage 2 of the strategy is designed to provide the State with the strength to withstand adverse events such as further natural disasters or external shocks. The

Commission has recommended that debt be reduced by $25-30 billion.

This would restore Queensland’s AAA credit rating.

This reduction in debt cannot be done by adjustments to the State operating statement. To illustrate, if the Government were to achieve a consistent fiscal surplus of 1% of revenue year after year, it would take 50 years to reduce debt by

$25 billion (ignoring growth in the base and inflation impacts for simplicity).

The State will have to manage its balance sheet quite differently. If it is to substantially reduce debt, it will have to review its assets. It will have to decide whether it wants to tie up large capital sums in businesses it currently owns and operates. It will need to decide whether that capital can be put to better uses –

reducing debt and debt servicing costs or new investment to produce returns which are a higher priority for the community.

Without a rapid reduction in debt, the State will not retrieve its AAA credit rating.

To achieve this debt reduction target and enable the Government to concentrate its limited financial resources on the delivery of core services, the Commission recommends that the Government dispose of certain businesses, especially in the energy sector. These businesses are primarily commercial in nature. In other states,

the private sector supplies these services. Whilst the Government continues to own these businesses, it continues to carry commercial risks which represent a serious financial exposure for the Government.

To ensure the future sustainability of both the State’s balance sheet and operating statement in the face of a growing and ageing population, the Commission recommends the State review all current service delivery with a view to adopting higher productivity mechanisms, almost certainly with a greater reliance on private sector delivery.

Executive Summary

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Executive Summary 1-4

THE ECONOMIC AND FISCAL CHALLENGE

The challenge for Queensland is to lift its productivity performance to sustain the economic growth which will improve living standards for its citizens.

The Queensland economy has been driven over the last 25 years largely by population growth, increased workforce participation and the development of the

State’s vast mineral resources.

Queensland cannot rely on these factors alone to drive its economic growth over the next 25 years and beyond.

A disturbing feature of Queensland’s and Australia’s recent economic performance has been the decline in productivity. Over the last four years, although Australia’s productivity has fallen, Queensland’s productivity has fallen further (Chart 1), and is now lower than the level recorded a decade ago.

Chart 1

Multifactor productivity growth, original

Source: Queensland Treasury and Trade

Based on various scenarios developed by the Commission, long term economic projections show that Queensland’s per capita economic growth rate over the next

40 years is likely to be significantly lower than that of the last 25 years. The projected threefold increase in the over 65 age group between 2010 and 2050 is likely to provide a significant fiscal challenge as the ratio of people over 65 to those of working age climbs dramatically. Queensland must lift its productivity performance to cushion against these changes which are now locked-in and unavoidable.

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-1

0

1

2

2007-08 2008-09 2009-10 2010-11 2011-12

%

Queensland Rest of Australia

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4 Queensland Commission of Audit—Final Report February 2013

1-5 Executive Summary The extent of this fiscal challenge is illustrated graphically in Chart 2, which shows that beyond the forward estimates period (that is, from 2015-16), on a ‘business as usual’ basis, without further sustained policy action, a substantial fiscal deficit is likely to re-emerge over the longer-term period through to 2050-51. Chart 2 ‘Business as usual’ – Projected fiscal deficit Source: Commission of Audit If the Government does not engage in long-term planning in an ordered and coherent way, it will be forced by crisis to respond to emerging pressures in an ad hoc and sub-optimal manner. This will lead to harsher adjustments and poorer outcomes for the State of Queensland. The Commission’s analysis indicates that productivity improvements in government service delivery of around 0.8-1.1% each year will be required to maintain a stable fiscal position. This is equivalent to reducing the unit cost of service delivery by around one-third of what it would be on a ‘no policy change’ basis by 2050-51. Productivity improvements of this magnitude would lift average growth in gross state product (GSP) by around 0.5% per annum, equivalent to an extra $8,320 per capita per annum in today’s dollars by 2050-51. The Commission’s recommendations in this Report are primarily directed towards improving the productivity of the public sector. But in turn, this will have profound benefits for the private sector and the broader economy. -20 -16 -12 -8 -4 0 4 2015-16 2050-51 % of GSP Fiscal deficit as a share of GSP Lower growth Higher growth Executive Summary February 2013 Queensland Commission of Audit - Final Report 5

Executive Summary

The Size of Government

The Queensland Government is the largest employer and the largest single purchaser of goods and services in the State of Queensland. It therefore has a dominant position in the State economy. How government operates has a significant influence on the economic performance of the State.

Traditionally, the size of the public sector in Queensland has been larger than other states (some, but not all, of this is the result of the dispersion of population through regional and remote areas). From a low in 2003-04, State government expenditure as a share of GSP has increased considerably, and the gap over New South Wales, Victoria and Western Australia has widened (Chart 3).

Chart 3
State Government expenditure as share of GSP


NSW
Vic
Qld
WA
SA
18
17
16
15
14
13
12
11
10
9
8
% of GSP
1983-84
1987-88
1991-92
1995-96
1999-00
2003-04
2007-08
2011-12

Source: ABS 5242.0, 5206.0, and Queensland Treasury and Trade

There is constant pressure on state governments to improve services and take on new responsibilities. If government wants to deepen and widen its engagement in some areas, it will need to pull back or withdraw from others, unless the community is prepared to pay ever higher levels of taxation. The Commission has previously noted the states have a very limited tax base. Any substantial increase in tax revenue would require action from the Australian Government to raise and then allocate the additional revenue to the states. The Commission thinks it is unlikely this will happen.

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THE ROLE OF GOVERNMENT

The Queensland Government is heavily involved in a range of commercial activities which in some other states are delivered efficiently by commercial entities. Some of these activities carry significant commercial risks which need not be borne by government and which represent serious threats to the State’s balance sheet. They also compete for resources against core services such as health, education and other social services.

There is no universal rule on what should be publicly or privately owned or managed.

Governments have in the past owned and operated businesses which today are run by the private sector, including banks and insurance companies, airlines, airports,

ports, transport companies, electricity utilities and gas producers. In many cases,

governments took a lead role in establishing these entities, because the start-up risks or capital requirements were too large for private enterprise.

However, once businesses are established and mature, and appropriate regulatory structures are in place, the rationale for public ownership becomes less compelling.

Not only does the case for public ownership become weaker, but sometimes the commercial risks of the business make the case for divesting to the private sector stronger. Moreover, given improvements in contracting out and regulation, and deepening of private sector capital markets, many of the original reasons for government provision have lost force.

There are commercial risks to a government owned corporation (GOC) competing with private sector operators. Generally, the history and culture of the public sector is less flexible and it does not promote entrepreneurial and commercial skills in the way that the private sector competitors promote and value it. This means private sector operators can move faster and with more agility to deal with emerging risks and exploit opportunities. Private investors who understand the risk of an enterprise can assess the risk/reward ratio and trade it for personal gain. Public sector investors

(taxpayers) are not in a position to make those decisions.

The challenge for any government is to establish an environment where services are provided efficiently, at lowest cost and least financial risk to the state. There is substantial international evidence that privatised government enterprises operate more cost effectively when they are allowed to operate without government interference in the commercial decision-making processes.

Identification of a service as being the responsibility of government does not necessarily imply that government should directly deliver that service.

There is a continuum in how services can be provided, from pure public provision to complete private provision. The way in which a particular service is delivered can vary over time, for example due to developments in market maturity and technology.

This is illustrated in Figure 1, which shows that the private sector is now increasingly involved in delivering services which were once the domain of the public sector.

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Figure 1

Private provision of public services

As shown in Figure 1, some services, such as legislative services, are provided by the public sector, as they involve the application of law and relate wholly to the delivery of public goods rather than private benefit.

Other functions with a strong public good element include defence, courts and front-line policing services. However, recent experience has shown that even elements of these functions can be delivered effectively by the private sector (for example, border security surveillance and private operation of roadside speed cameras).

While functions such as education and health have traditionally been provided by the public sector, increasingly there are private sector and not-for-profit bodies providing these services. There is also an increasing involvement of the private sector in the management and operation of prisons, both in Queensland and elsewhere.

Further towards the ‘private’ end of the spectrum are services which governments have an interest in ensuring are provided, but no longer need to provide directly.

These include:

Figure 1 Private provision of public services

Public provision Aspects of private sector provision

Legislation Policy advice These services do not lend themselves readily to private provision.1

Private operators are now contracted to undertake activities such as border surveillance. Various court reporting services are undertaken by private providers. Private contractors can install and maintain traffic cameras, while Public Private Partnerships have been used to build police stations, and provide utilities and facilities management services. There are various private providers contracted to operate and/or maintain prisons, and more limited examples of private ownership of prisons. There are a range of health and education services delivered by private providers, including hospital services, clinical services and allied health services, as well as an extensive non-government schools sector. There are numerous examples of private ownership and operation of transport infrastructure in Australia and overseas. Most services are now provided by the private sector. The functions are now undertaken by the private sector.

1 However, it is possible to obtain policy advice from sources other than the public sector. Source Commission of Audit

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_ commercial infrastructure, such as roads (now often built and operated by private operators), ports and airports

_ banking and insurance services

_ utilities, such as electricity transmission and distribution, and water and sewerage services.

In Australia, government direct provision of ‘public’ services has declined, partly in recognition that socially desirable outcomes can be achieved efficiently through regulated or purchased private provision. In recent years, this has become increasingly the case in services such as health, education, prisons and public transport, including through public private partnerships and franchising or other contracting arrangements.

The Commission has developed principles as a guide to manage and deliver services. These are outlined in Box 1.

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February 2013 Queensland Commission of Audit—Final Report 9

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Box 1

Key principles to manage and deliver services

Focus on core services

Government should not perform commercial functions which other parties are better placed to deliver at equal or lower cost. It should focus on those activities which others cannot or will not undertake.

Facilitate contestability in service delivery

Better value for money in the delivery of front-line services can be achieved through contestability, as this will encourage more efficient and more innovative service delivery, whether by the public sector or the private sector (public sector service providers should not be immune from competitive pressures)

Better demand management

Demand pressures need to be managed to ensure that services are directed to or targeted at those most in need.

Greater workforce flexibility

There is a need for greater workforce flexibility and mobility, so that resources can be readily redirected to areas of highest priority – by removing restrictive workplace practices which add unnecessary costs without delivering improved output. Industrial relations and enterprise bargaining arrangements should not fetter the ability of managers to manage.

Capacity building

A dynamic and responsive public sector needs to build new skills and capacity,

particularly in relation to contract management and engagement of private sector providers.

Lower overhead costs

The overhead administrative and corporate costs of supporting front-line service delivery need to be reduced, through renewal of public service practices, and the contestable provision of functions such as corporate services and ICT services.

Highly centralised, ‘one size fits all’ administrative support services have led to excessive costs which represent very poor value for money.

Strengthen financial management

Public administration requires the highest standards of financial management, based on principles of transparency and accountability, to ensure limited financial resources can be directed to meeting government priorities on a sustainable basis.

Build productive capacity

Queensland’s future economic prosperity will depend on strengthening the productive capacity of both the public and private sectors.

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From these principles, the Commission recommends that in service delivery the

Queensland Government:

_ provide core services such as policing, public safety, emergency and justice services, which have a strong public good element

_ work more closely with non-government providers to find the most cost-effective ways of delivering a range of other social services, including public education,

public transport, health, housing and community support services, primarily for those most in need in society

_ ensure other public services with a strong commercial element are provided by private or other non-government providers where they are capable of doing so in a competitive market environment.

The Commission endorses the Queensland Government strategy of keeping taxes competitive, and as low as possible which is designed to provide a conducive environment for businesses to invest and to boost economic growth.

As the Commission noted in its Interim Report, Queensland cannot be a high spending and low taxing state. If revenue remains relatively low (as expected), it follows that expenditure must be correspondingly constrained to achieve a fiscal balance.

With this in mind, the Commission has undertaken a fundamental review of the way in which the services of government in Queensland are structured and managed.

Accordingly, the Report addresses:

_ orderly exits from functions which the Commission considers should no longer be performed by Government, including exiting from commercial activities currently performed by Government Owned Corporations, in a way which maximises value for the community

_ ways in which better value for money can be achieved in the delivery of front-line services, including models that better leverage the productive capacity and innovation of the non-government sector, including both private ‘for profit’ and

‘not for profit’ (NFP) entities

_ the way in which the public service is structured, organised and managed to be more flexible, responsive and cost-effective in supporting front-line service delivery.

Executive Summary

February 2013 Queensland Commission of Audit—Final Report 11

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GOVERNMENT COMMERCIAL ENTERPRISES

The Government must make better use of its balance sheet, by releasing capital locked up in mature assets to pay down debt, lower interest costs and free up funds for investment in new infrastructure (for example, flood prevention).

The Queensland Government undertakes a range of commercial activities which in some other states are provided by the private sector. These are provided by government commercial enterprises and tie up a significant amount of capital.

Taking into account the key principles outlined in Box 1, the Commission has assessed the case for continuing involvement in these enterprises according to the commercial tests outlined in Box 2.

Box 2

Commercial assessment tests for government commercial enterprises

1. There is no necessity for government to own assets that compete with other private services in workably contestable markets. Where governments own such assets (which is usually as a result of legacy arrangements), they should continually monitor the value proposition for those assets to evaluate whether the continued investment generates the optimum value outcome for the state taking into account other uses to which that capital could be put.

2. There is no need for government to own commercially sustainable businesses which have monopoly characteristics, provided that there is an effective regulatory oversight governing the behaviour of private providers of these services. Any case to retain government ownership of these assets should be driven by value reasons and other whole-of-Government considerations.

3. Even where government is responsible for delivering services, it can do so through its own agency or through non-government providers, and delivery should be subject to contestability to the greatest extent possible.

Based on these tests, the Commission recommends the Government dispose of those businesses which operate in commercial markets in the energy and ports sectors and in funds management (the Queensland Investment Corporation):

_ These are mature businesses capable of being owned and managed efficiently by the private sector, and there is no need for the Government to lock up scarce capital in such mature assets.

_ The Government is not well placed to manage the commercial risks involved, or to fund the significant injections of capital which may be required to support the ongoing viability of the businesses.

Executive Summary

12 Queensland Commission of Audit—Final Report February 2013

1-13 Sale of the energy sector assets would fulfil the long-standing obligation of Queensland Governments to the operation of a fully commercial and competitive national energy market. _ Sale of these assets would release funds for investment in new areas to enhance the productive capacity of the economy (once debt has been paid down to reasonable levels). While the Government keeps its capital tied up in its GOC businesses, it is forced to borrow more money at higher interest rates to undertake new capital investment elsewhere. By releasing capital to retire debt, the Government would be able to access finance for new investment at cheaper rates and, as the Commission has previously recommended, pay for more investment from cash flows that are no longer tied up by debt servicing. Electricity assets The State’s energy assets are sufficiently attractive to the private sector that the Government could reasonably be expected to raise the amount of money required to achieve the recommended debt reduction target. Moreover, the assets are not managed as efficiently as they would be if they were under private sector ownership, and it is unlikely that they ever could be under government ownership. As shown in the following chart, a significant proportion of assets in the national energy market is in private ownership, a public-private mix, or in the process of being privatised (see Figure 2). By market share, Queensland accounts for around 30% of those transmission and distribution assets remaining in public ownership. Figure 2 Ownership patterns in the National Electricity Market – by indicative market share a Aurora Energy distribution Source: AER 2012 State of the Energy Market report. See Figure B2.2 for full list of notes. Australian Electricity Market Operator / Australian Energy Regulator Transmission Generation Retail Distribution Origin Energy (multi-region) AGL (multi-region) TRUenergy (multi-region) International Power (Vic & SA) Other Generators CSE & Stanwell (Qld) AETV & Hydro Tas Snowy Hydro (Vic & NSW) Delta & Mac Gen (NSW) lian Electricity Ma TRUenergy AGL AGL Energy (multi-region) Austra Generation Origin Energy Origin Energy (multi-region) rket Operator / A Interational Other Generators TRUenergy (multi-region) Australia Delta & Mac Gen Other Retailers rgy R wy AE o Ergon (Qld) Ene Sno Hyd Aurora (Tas) an ETSA (SA) Ergon (Qld) et shar Endeavour (NSW) cative mark O AusGrid (NSW) l Elec Transend (Tas) Ownersh SP Ausnet (Vic) Electranet (SA) tricity Market – Powerlink (Qld) Figure 2 p patterns in the Nationa Transgrid (NSW) Powercor, SP AusNet, United, CitiPower, Jemena (Vic) Energex (Qld) by indic Essential (NSW) e a_ H (NSW) (Vic & NSW) T Public Ownership ( Private Ownership egion) Power (Vic & SA) Public (planned to be privatised) ) ( ut eg o ) (multi r Actew AGL Public- Private JV Executive Summary February 2013 Queensland Commission of Audit - Final Report 13Figure 1 Private provision of public services Public provision Aspects of private sector provision Legislation Policy advice These services do not lend themselves readily to private provision.1 Private operators are now contracted to undertake activities such as border surveillance. Various court reporting services are undertaken by private providers. Private contractors can install and maintain traffic cameras, while Public Private Partnerships have been used to build police stations, and provide utilities and facilities management services. There are various private providers contracted to operate and/or maintain prisons, and more limited examples of private ownership of prisons. There are a range of health and education services delivered by private providers, including hospital services, clinical services and allied health services, as well as an extensive non-government schools sector. There are numerous examples of private ownership and operation of transport infrastructure in Australia and overseas. Most services are now provided by the private sector. The functions are now undertaken by the private sector. 1 However, it is possible to obtain policy advice from sources other than the public sector. Sottrctt Commission of Audit Defence counts police prisons Health Education Transport infrastructure Utilities Banking and Insurance

1-14 The Commission notes that the 1996 Queensland Commission of Audit recommended the privatisation of a number of GOCs, especially in the energy sector. The Commission has estimated that the loss of value to the Government for not taking up that recommendation is in the order of $7.2 billion (in 2011-12 dollars). The Productivity Commission’s Draft Report on ‘Electricity Network Regulatory Frameworks’ (October 2012) strongly recommended that state governments privatise their state-owned network businesses in the following terms: “The rationale for state ownership of network businesses no longer holds. State-owned status is ill-suited to the current incentive regulatory regime. State-owned network businesses appear to be less efficient than their private sector peers. This is not surprising given their multiple objectives, political intervention and the imposition of non-commercial restrictions… There are compelling grounds for privatisation of all electricity network businesses in the National Electricity Market.” The Australian Government’s Energy White Paper drew attention to the costs that government ownership can impose on consumers: “The behaviour of energy businesses can have significant implications for consumers, particularly for their energy bills. Government or private ownership of these businesses can be an important determinant of their business costs. In particular, different cultural practices or approaches to managing risk may result in an overemphasis on engineering objectives at the expense of business efficiency or optimal commercial outcomes.” “Government ownership has the potential for conflicts of interest in operational or investment decisions, dividends and equity margins. Capital markets can provide an important discipline for private businesses, but are not always able to do so for state-owned business.” In the absence of realising the value of the Government Owned Corporations as recommended by the Commission, the Government is likely to be heavily constrained in its capacity to fund new investment in the essential new infrastructure required for a growing economy. If asset sales are not pursued, significant capital to pay down debt could still be derived from these businesses through other measures, such as long-term leases, securitisation of income streams, joint ventures, partial sales and contracting out of various operations. It is sometimes argued that the disposal of assets denies governments the benefits of the future income stream that the assets would otherwise generate. If the assets are properly valued, the net present value of the future income stream will be reflected in the disposal price. In any event, holding an asset is also subject to a risk that commercial market factors may erode the value of that future income stream. There is also an opportunity cost to be considered in locking up scarce capital to the detriment of higher priority uses to meet core government service delivery priorities. The combined book value of the generators and the transmission and distribution companies owned by the Queensland Government is around $25 billion. Executive Summary 14 Queensland Commission of Audit - Final Report February 2013

1-15 Under the National Electricity Market which covers Queensland, New South Wales, Victoria, South Australia and Tasmania, generators supply wholesale electricity to the national grid at prices which are determined wholly by supply and demand factors. More often than not, the wholesale price in Queensland is set by market factors outside the State. The charges for transmission and distribution of electricity are set under a national regulatory framework where charges largely reflect the economic cost of providing infrastructure needed to meet demand at prescribed reliability standards. As a result, who owns the asset – whether generator, transmission, or network – does not determine the cost of supply. In particular, whether these assets are owned by government or the private sector is not the determinant of the electricity charges that consumers pay. It is also clear that government ownership has not prevented substantial increases in retail prices of electricity, despite market-driven declines in wholesale prices. Transport services The Government faces an increasing cost burden in the subsidies that it pays to provide public rail and bus transport services. To ensure the strongest incentives to improve efficiency, the Commission considers that these services should be restructured to be delivered through contestable contracts under franchise and lease arrangements. Reform of GOCs Irrespective of any future decision to divest government commercial enterprises, there is a need to improve their efficiency in the interim, so that they deliver greater value to taxpayers whilst they continue in government ownership. Essential measures to improve efficiency include: _ reform restrictive workplace practices which limit the capacity of management to keep costs competitive _ remove unnecessary policy restrictions on the capacity of GOCs to operate on a fully commercial basis _ make transparent the full cost of any Government policy requirements, and explicitly compensate GOCs for these costs, separate from commercial operations. The GOC legislation was introduced during the early 1990s, and most GOCs have now been operating under it for some 15 years. There have been a number of structural changes to these entities, including consolidations and asset sales. However, over this period, there has been no fundamental review of whether the GOC model has met expectations and whether it delivers value for taxpayers. Executive Summary February 2013 Queensland Commission of Audit - Final Report 15

1-16 The Commission’s analysis indicates that the original objectives of the GOC model have been heavily compromised by previous government decisions, especially the imposition of a wide range of policy requirements which have interfered in the commercial operations of the GOCs. These requirements have added additional cost burdens on GOCs and in many cases have placed them at a competitive disadvantage with private sector competitors who do not face the same deadweight cost impositions. The true costs of these policy requirements have been hidden from scrutiny. They are manifested in the under-performance of GOCs, primarily in terms of reduced profitability, and hence the level of dividends and tax equivalent payments they have been able to make to the Government. While the Government as the shareholder has the legitimate right to impose these policy requirements on its businesses, this should be undertaken in a transparent and accountable way so that the full costs of these policies can be clearly identified and evaluated, not the least by the public. Government’s decisions in respect of GOC operations have had the effect of destroying value in the businesses and increasing their dependence on equity injections from the Government to support their operations. In addition, the taxpayer has borne the loss in value occasioned by the decisions of other levels of government. The value of the assets in the Government’s two electricity generator GOCs was impaired by $1.7 billion in 2010-11, largely due to the introduction of the Australian Government’s carbon tax. To the extent that GOCs remain in place into the future, the Commission considers there is a pressing need to update and modernise the GOC governance model to reflect contemporary commercial standards, and to take account of changes in markets, regulation and technology. In particular, the residual non-commercial aspects of the GOC framework need to be removed, in favour of greater separation between the Government’s roles as owner, regulator and policy maker. The Commission recommends the adoption of a revised GOC model, featuring a single shareholding Minister. This would allow the Minister as representative of the public or ultimate shareholders to focus exclusively on the shareholder interest in protecting and enhancing the value of the Government’s investments in these businesses. Executive Summary 16 Queensland Commission of Audit - Final Report February 2013

1-17 FINANCIAL MANAGEMENT There is an urgent need to restore the highest standards of financial management to public administration – with an enhanced long term financial planning framework, improved budget, cash and asset management, and greater transparency and accountability. The deterioration in Queensland’s fiscal position in recent years has been in large part due to an erosion of fiscal discipline, along with an accompanying decline in standards of financial management. In the past, Government failed to meet, on a consistent basis, the fiscal principles articulated in its own Charter of Fiscal Responsibility. And it failed to apply sufficient rigour and discipline to the evaluation and project management of major infrastructure investments in recent years. As a result, some projects suffered significant cost escalation, putting unnecessary additional pressure on the budget. These included major hospital projects and major water-related infrastructure projects. For both the Queensland Children’s Hospital and the Sunshine Coast University Hospital, latest cost estimates are more than double the original published estimates. In the case of the shared services initiative and major ICT projects, such as the Information and Communication Technology Consolidation program and the Identity, Directory and Email Services program, actual capital and operating costs far exceeded initial projections, and overly optimistic projected benefits failed to be achieved. Accordingly, there is an urgent need to set and enforce the highest standards of financial management. Project management practices also need to be strengthened to ensure that projects are delivered within approved budgets and achieve value for money outcomes. Many of the decisions made by government have long-term consequences or involve the development of long-term assets. Yet decisions are often made with a short-term focus. The Commission considers this needs to be redressed through a better long-term financial planning framework to provide a more disciplined, rigorous and informed framework within which the Government makes its decisions. This should start with an Intergenerational Report for the State with a 40 year perspective, which outlines longer-term social, demographic, economic and financial trends, and likely implications for the State. This should be supported by a 10 year State Infrastructure Plan, incorporating an assessment of indicative financial capacity. While there have been previous attempts at longer-term government strategic plans and infrastructure plans, their usefulness has been significantly diminished by the lack of any serious assessment of available financial capacity. Executive Summary February 2013 Queensland Commission of Audit - Final Report 17

1-18 The provision of essential infrastructure is one of the main ways in which government can make a difference to economic development. Given the State’s constraints in raising new funds, it will need to make greater use of the private sector to fund new investment in public infrastructure. There are a number of reasons why private sector involvement can drive greater value for money, including the scope for innovation, cost effectiveness in construction and operations, and better project management, especially for larger and more complex projects. The existing Value for Money Framework needs to be revised to place greater weight on such factors. The approach to asset management also needs to be improved. There has been an over-emphasis on investment in new capital, to the neglect of maintenance and other whole-of-life costs. This has resulted in significant maintenance backlogs across key departments, especially Health, Education, and Transport and Main Roads. Beyond this, as an input into a proposed State Infrastructure Plan, the Commission considers that all agencies should be required to develop fully integrated total asset management plans – encompassing new and replacement assets, maintenance and other whole-of-life costs, as well as asset rationalisation and disposal plans. Asset planning is being undertaken to varying degrees by agencies, but often on a piecemeal, fragmented and uncoordinated basis both within agencies and at a consolidated whole-of-government level, and with little regard to available financial capacity, especially over the longer term. This is a significant shortcoming, especially where decisions, such as the commitment to stage the Commonwealth Games, have long-term financial implications beyond the formal forward estimates period. In such cases, the funding strategy appears to have been to fund such projects as the obligation crystallises, without proper consideration of other competing priorities or projected funding capacity at the time. The Commission considers there is a need for a new Charter of Budget Accountability to formalise the Government’s commitment to strong fiscal management, accountability and transparency. As part of the Charter, the Commission has recommended a number of enhancements to strengthen the budget and appropriation processes. Improved cash management practices are also recommended. Improved financial management will ensure better value for money for Government, and contribute to greater efficiency in the use of resources in the broader economy. Government can also encourage greater economic efficiency by minimising the costs and disincentives to productive activity. The Government has introduced various initiatives to address the regulatory burden on business, and to establish an Office of Best Practice Regulation in the Queensland Competition Authority. These measures are a step in the right direction. However, there is a need to go further. Executive Summary 18 Queensland Commission of Audit - Final Report February 2013

1-19 One of the most significant measures to assist business growth would be to reduce the time taken in dealing with government, as this imposes significant costs. The Commission recommends that the timeframes for all major government approval processes (such as Environmental Impact Statements and Development Approvals) be significantly reduced (without requiring additional resourcing). The Commission recommends the establishment of a Queensland Productivity Commission as an independent source of high quality advice on measures to improve productivity and efficiency within the public sector and the broader economy. It would absorb the current functions of the Public Sector Renewal Board and the Office of Best Practice Regulation. The Queensland Productivity Commission would also undertake regular reviews of departmental budgets, with a view to streamlining existing operations, and developing innovative models of service delivery. Longer-term systemic reforms to grow and strengthen the Queensland economy will require reforms to federal financial arrangements. In the absence of broader changes to these arrangements (which are beyond the scope of this Report), the Commission recommends that the Government pursue an agreed and clear protocol that sets out: _ functions to be performed by states, and those which should be performed by the Australian Government _ where shared responsibilities remain, the common performance and compliance arrangements which will reduce the cost of confusing, overlapping and inconsistent requirements of different levels of government. F RONT-LINE SERVICE DELIVERY The Government must achieve better value for money in service delivery. ‘Business as usual’ is not a sustainable option. The primary responsibility of the Government is to ensure services are delivered, not necessarily to be the agency that actually does the delivery. It needs to be the ‘enabler’, not necessarily the ‘doer’. The Commission’s Interim Report noted that Queensland has become a high cost provider of services over the last five years. Input costs, particularly employee costs, have increased dramatically. Over the last decade, average public sector wages in Queensland have climbed from 97% to a peak of 107% of the all-states average in 2009-10, and remain the highest of the mainland states (Chart 4). Executive Summary February 2013 Queensland Commission of Audit—Final Report 19

1-20 Chart 4 State public sector wages: Queensland relative to all-states average Source: ABS 6248.0, 5206.0, and Commission of Audit This has not been matched by a commensurate increase in output. In aggregate terms, productivity of service delivery has declined. From a position where Queensland spent less than the per capita average in most areas of expenditure, since 2007-08, its level of service spending has been around 6% higher than the Australian average. As measured by the Commonwealth Grants Commission, Queensland had the highest cost of service provision of any mainland state in 2010-11 (Chart 5). Chart 5 Cost of service provision by state, 2010-11 Source: Commonwealth Grants Commission 90 95 100 105 110 1983-84 1987-88 1991-92 1995-96 1999-00 2003-04 2007-08 2011-12 % NSW Vic Qld WA SA 94 96 98 100 102 104 106 108 % of national average Executive Summary 20 Queensland Commission of Audit—Final Report February 2013

1-21 Given the State’s weakened financial position, the current cost of service provision is unaffordable. Queensland cannot continue to be a high cost provider. It must: _ find more efficient ways of delivering services, by reducing costs while maintaining the level of outputs/outcomes, that is by improving productivity _ determine whether to partner with private or other non-government providers in some services areas. In addition, there are a range of demographic, social and other factors (such as population growth, ageing, increasing community demand and expansion of some regional communities) which are likely to place increasing pressure on service delivery capacity and hence the State’s operating statement into the future. Against this background, all areas of government activity need to be subject to rigorous and continuous scrutiny to ensure services are affordable and are delivered in a way which gives maximum value for money for the use of limited taxpayers’ funds. In accordance with its Terms of Reference and as foreshadowed in its Interim Report, the Commission has undertaken a wide-ranging examination of the functions of the Queensland Government directed to: _ determining the range of services which should be provided by government _ examining the efficiency and effectiveness of the government in delivering core services _ evaluating whether there may be better ways to deliver some services. In many respects, current service delivery mechanisms and structures fall short of best practice. Transforming the way government works is essential so that more and better front-line services can be provided within the Government’s available funding envelope. A key focus of this Report therefore is public service renewal and rejuvenation to achieve greater productivity and better value for money, through more innovative and better ways of delivering the services most needed by the community. Definitive assessments of outcomes, and benchmarking comparisons of performance in the delivery of public services, are confounded by data difficulties. Despite the data limitations, the available evidence suggests that, for major functions such as health, which comprises 26% of the state budget, increases in expenditure on inputs have not translated into commensurate increases in output. Public hospital expenditure increased 43% between 2007-08 and 2011-12, yet activity increased by less than half, at 17% (Chart 6). Executive Summary February 2013 Queensland Commission of Audit—Final Report 21

1-22 Chart 6 Queensland public hospital expenditure and activity trends Source: Queensland Health The efficiency of Queensland’s public hospital services can be compared with the National Efficient Price (NEP) – the price on which the Australian Government’s contribution to public hospital services will be based under the forthcoming new activity based funding arrangements. On 2009-10 data, Queensland was 11% less efficient than the NEP. On a narrower measure of admitted patients, available casemix data for hospitals confirms that Queensland is inefficient compared with other mainland states. Chart 7 shows that Queensland’s cost of service in 2010-11 was 8.2% above the Australian average, and higher than all other mainland states. Chart 7 Cost per casemix-adjusted separation, 2010-11 Source: Australian Institute of Health and Welfare, Australian Hospital Statistics 2010-11 90 100 110 120 130 140 150 2007-08 2008-09 2009-10 2010-11 2011-12 Index: 2007-08 = 100 Recurrent expenses Weighted activity units 4,000 4,200 4,400 4,600 4,800 5,000 5,200 5,400 NSW Vic Qld WA SA $ per casemix-adjusted separation Australian average Executive Summary 22 Queensland Commission of Audit—Final Report February 2013

1-23 The Commission recommends a range of measures, including greater application of casemix funding, to improve the efficiency of public hospitals to meet the National Efficient Price by 2014-15. Unless Queensland is able to improve its efficiency to this level, it will incur a greater cost burden than is necessary under the new health funding arrangements with the Australian Government. Across a range of functions, productivity could be enhanced by introducing contestability into the delivery of services. Many services are currently delivered under monopoly or non-contested conditions, which are not conducive to encouraging the most efficient and cost-effective solutions. The development of a contestable market for the provision of government services will encourage more innovative solutions at more competitive prices – whether by government providers or non-government providers. In relation to health, services which should be opened to contestability include a range of clinical, clinical support, non-clinical services in public hospitals, as well as mental health and community health services. Greater use of existing outsourcing models is also likely to drive more innovative and cost-effective outcomes for other functions, such as disabilities, child safety, corrective services, social inclusion and public housing services. This will require some investment in building capacity and strengthening governance structures of non-government providers, especially smaller ones with limited resources. Contestability should be introduced progressively on a phased basis, concentrating initially in South East Queensland where competitive market conditions are most likely to be found.

Health policy, funding and service delivery are subject to complex and confusing arrangements within the Australian federal system. Responsibility for particular functions is often blurred, with a lack of transparency and accountability. This gives rise to widespread overlap and duplication between the Australian Government and state governments, resulting in significant waste and loss of productivity. There is an urgent need for greater clarity in these arrangements, so that funds are better used than they are at present. The Queensland Government and the Australian Government should carefully delineate the specific functions for which each level of government is responsible, with each government fully meeting its obligations and holding the other accountable. This should include transfer of functions to the Australian Government where this is practical. In relation to health services such as primary health care and aged care, the Queensland Government should: _ vigorously resist any cost-shifting from the Australian Government to the State _ seek reimbursement for the cost of delivering services that are the responsibility of the Australian Government. Executive Summary

February 2013 Queensland Commission of Audit—Final Report 23

1-24

In relation to education, the Commission considers that greater priority needs to be given to improving student performance outcomes and, especially narrowing the achievement gap (by lifting low achievement) in all Queensland schools. Central to the success of this strategy is to ensure greater autonomy and accountability at the individual school level, so that Principals can better manage resources to meet local needs, improve teacher performance and lift student outcomes. It is also important to avoid restrictive provisions (such as limitations on student-teacher ratios) which impede workforce flexibility at the school level.

Current strategies to open the Vocational Education and Training (VET) sector to increased market-based competition should be continued. The Commission considers that an independent industry-led skills authority should drive the development of a more contestable skills market to ensure that funding and resourcing is prioritised in favour of those skills most needed to enhance the productive capacity of the economy.

To reduce duplication with the Australian Government in the provision of VET services, the Queensland Government should focus State investment on certificate level training. Greater priority needs to be given to those qualifications and pathways that are critical to industry and the economy. The future role of TAFE as a public provider of VET services should be shaped by its ability to compete effectively in a contestable market, by trimming costs and concentrating on areas where it has traditionally held a competitive advantage, such as trade training.

Asset ownership should be separated from TAFE and transferred to a commercial entity, with a view to rationalising the asset base, facilitating third party access and improving asset utilisation. This would also enable TAFE to concentrate on its core function of service delivery.

In the face of increasing demand pressures in functions such as policing, ambulance,

fire and rescue and other emergency services, the Government needs to develop more sophisticated models for allocating scarce resources based on a comprehensive assessment of need and risk factors. Greater co-location of facilities would also provide better integrated emergency responses, and ensure better utilisation of assets.

Across the entire range of its functions, the Government needs to adopt innovative and improved ways to ensure that more and better front-line services are delivered at a more affordable cost – by better leveraging the capacity of the non-government sector to deliver contestable services in a competitive market.

T

HE PUBLIC SECTOR

The goal for the public sector must be to achieve the highest standard of excellence and ensure that Queensland is the best administered state in Australia.

The way in which the Queensland public service has been structured, organised and managed is out of date. It has changed little over the last 20 years, and has failed to respond to rapid changes in its operating environment.

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24 Queensland Commission of Audit—Final Report February 2013

1-25

Many of the principles and practices of public sector management have their origins in the work of the Public Sector Management Commission (PSMC) in the early

1990s. The processes of commercialisation and corporatisation adopted as part of micro-economic reforms of the mid to late 1990s have stalled.

As a result, the public service needs to be streamlined and modernised, to adopt contemporary governance standards and become more flexible and responsive to the changing environment.

An organisation as large and complex as the Queensland Government requires a highly skilled and professional workforce which is committed to achieving the highest standards of administration. The Commission makes recommendations to lay the foundation for reform and put in place the building blocks to creating a dynamic and accountable public sector.

A number of key reforms to the public service to encourage greater flexibility,

capacity and mobility of the workforce in responding to changing priorities are:

_ rationalisation of employment legislation to consolidate all core public service employment conditions under the one Act (the Public Service Act)

_ consolidation of the number of awards and certified agreements to simplify the industrial relations environment

_ establishment of a new broad-banded classification system for public servants to replace the current inflexible system characterised by multiple levels and pay points

_ appointment of employees to a broad-banded level within the public service rather than a specific position within an agency

_ adoption of flatter organisational structures to encourage more streamlined and effective decision-making processes

_ a more effective performance management system.

To support these reforms, the role of the Public Service Commission needs to be refocussed on setting and coordinating service-wide strategies for human resources and industrial relations, and supporting agencies in the implementation of these strategies.

Government also needs to reduce the overhead administrative and corporate costs of supporting front-line service delivery. Many internal services such as corporate services and ICT are provided to captive clients by government-mandated monopolies (for example, CITEC and Queensland Shared Services). Ostensibly,

they operate on a commercial basis, but in reality they are shielded from any competitive pressures to drive the efficiency of their operations. In the absence of such competitive pressures, there is limited, if any, effective scrutiny of costs and hence prices charged to internal clients.

As a result, taxpayers are funding unnecessarily high costs for government to transact business with itself.

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February 2013 Queensland Commission of Audit—Final Report 25

1-26

There is a contestable market for the delivery of corporate services, ICT and other back-office administrative support functions which should be utilised more extensively to minimise these costs. The Government should be a purchaser of such services. It should not be an owner and manager of the significant assets and systems required to deliver these services.

As with other assets, this would unlock scarce capital, and free up a higher share of the Government’s limited resources for front-line service delivery.

C

ONCLUSION

T

he Commission has made 155 recommendations, which will require careful planning and management to implement effectively. The Commission suggests that a small taskforce of specialist resources drawn primarily from key public sector agencies be established to coordinate the implementation task in accordance with decisions made by the Government.

These recommendations will not cost money. In important areas, they will produce expenditure savings. They are directed to the objective of improving the performance and the productivity of the public sector, which will be conducive to growing prosperity to be shared in the State of Queensland.

In focussing on critical core services and delivering them well, the Government will improve the overall well-being of all Queenslanders.

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26 Queensland Commission of Audit—Final Report February 2013

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February 2013 Queensland Commission of Audit - Final Report 27

Executive Summary 28 Queensland Commission of Audit—Final Report February 2013